SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A. CNPJ/MF n° 01.545.826/0001-07 NIRE 35.300.147.952 Publicly-Held Company	CONSTRUTORA TENDA S.A. CNPJ/MF n° 71.476.527/0001-75 NIRE 35.300.348.206 Publicly-Held Company

MATERIAL FACT

GAFISA S.A. (Bovespa, GFSA3; NYSE, GFA) (“Gafisa”, including all its affiliates or “Company”) hereby discloses to its shareholders and the market that its Board of Directors has authorized the Company’s management to initiate studies for a potential separation (“Separation”) of the Gafisa and Tenda business units (“Companies”) into two independent publicly traded companies.

The Separation would be the next step in a comprehensive plan initiated by management to enhance value creation for the Company and its shareholders. The Companies have distinct strategic, operational and optimal financing profiles. Gafisa is a well-established operation, focused on the medium to high income classes, with a proven business model and a leadership position in its target markets (São Paulo and Rio de Janeiro). Tenda recently reinitiated launches under a new business model and is one of the few companies operating within the Level 2  segment of the Federal Government sponsored “Minha Casa Minha Vida” program, a segment with high growth potential. Additionally, the current synergies between the companies are minimal.

The main objectives of the Separation would be to:

i)                    Allow shareholders to allocate resources between the two Companies based on their own interests and investment strategies;

ii)                  Enable each of the Companies to respond faster to opportunities in their  respective target markets;

iii)                Establish sustainable capital structures for each of the Companies based on each unique risk profile, and allocate resources according to their strategic priorities;

iv)               Provide more visibility to the market regarding the individual performance of each of the Companies, enabling better evaluation of inherent value;

v)                 Increase their ability to attract and retain talent by developing their respective appropriate culture and compensation plans which should be consistent with their different stages and lines of business and better aligned with the results of each business.

As an initial step to facilitate and accelerate the development of more appropriate operating structures for each of Gafisa and Tenda, the Company’s Board of Directors approved the division of their administrative structures, creating two operationally independent companies. The initial phase of this transition process will be led by Gafisa´s current Chief Executive Officer, Alceu Duilio Calciolari.  It should last approximately 90 days after which period Duilio has decided to leave the presidency.  Duilio joined the Company in 2000 as Chief Financial Officer. He became CEO in 2011 and has spearheaded and concluded the Company’s turnaround strategy, which resulted in its strategic repositioning, the rebalancing of its capital structure through the successful sale of 70% of Alphaville and the redefinition of Gafisa’s operating and corporate model.

Duilio said: “I believe the new corporate structure will enable each business unit to reach its full potential and generate additional shareholder value. Having completed the turnaround process, I feel this is the appropriate juncture to complete a successful leadership cycle in Gafisa. We have one of the best teams in the market to further develop both Gafisa and Tenda in a profitable and sustainable manner.”

Sandro Gamba, the current head of the Gafisa business unit, will become Gafisa’s CEO and Rodrigo Osmo, the current head of the Tenda business unit, will become Tenda’s CEO. Sandro joined Gafisa as an intern in 1995 and worked in the Operations department, as New Business Director and as Regional SP Business Director, before assuming his current role. Rodrigo joined Gafisa in 2006 and acted as Business Development Director, head of the Alphaville business unit and Chief Financial Officer, before assuming his current role of head of the Tenda business unit. André Bergstein will remain as Gafisa’s Chief Financial Officer.

The Board of Directors intends to evaluate the Separation studies in the following months, analyzing possible alternatives for structuring and execution that take into consideration a number of factors, including legal and fiscal, that are in the best interest of shareholders.  If approved by the Board of Directors, the Separation plan will be submitted to a vote by shareholders at a Shareholders Meeting. If the plan is approved, the Separation process should be concluded within 2015 resulting in the request for conversion of Tenda registration at Comissão de Valores Mobiliarios (CVM) to Category A (i.e., authorized to negotiate its shares in the market) and listing in the Novo Mercado at BMF&Bovespa.

Gafisa has engaged Rothschild as its financial advisor in the process.

The Company will keep its shareholders and the Market informed about the process and any developments pertaining to the Separation.

São Paulo, February 07, 2014

Gafisa S.A.

André Bergstein

Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2014

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer